MGIC INVESTMENT CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In thousands, except ratio)	Nine Months Ended September 30, 2017

Net earnings before taxes	$539,040

Fixed Charges:
Interest expense	42,143
Amortization of debt expense	1,636
Rent expense (One-Fourth of all rentals, reasonable approximation of the interest factor)	386
Total fixed charges	44,165

Net earnings and fixed charges	$583,205

Ratio of Earnings to Fixed Charges	13.2